The Target Portfolio Trust
For the period ended 6/30/06
File number 811-7064

SUB-ITEM 77-D-4

THE TARGET PORTFOLIO TRUST

Supplement Dated June 9, 2006 to the
Prospectus and Statement of Additional Information
Dated April 28, 2006
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Designation of Class T Shares

The Board of Trustees of the Target Portfolio Trust (the Trust) has approved the designation, effective immediately, of the class of shares of the Trust offered by this Prospectus (including all of the currently outstanding shares) as "Class T" shares. All references to the shares of the Trust or one of its portfolios contained in the Trust's Prospectus and Statement of Additional Information, dated April 28, 2006, shall be deemed to be a reference to the Class T shares of the Trust. No shareholder rights or privileges have changed.